SHEARMAN & STERLING LLP

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WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2007
WASH. D.C.
209
SECTION

[redacted]

07028934

December 28, 2007

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
<u>Rule 12g3-2(b) File No. 82-35118</u>

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents for which English versions are readily available, as identified in Exhibit A.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

Exhibit A

Documents for which English Versions are Readily Available

No.

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Announcement with Respect to Cancellation of Treasury Shares", as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange on November 9, 2007

2. "Selected Financial Data for the Half Year Ended September 30, 2007", as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (summary in English)

Press Releases:

3. Press Release dated November 1, 2007, "DNP and metaio Enter in Business Alliance Commence Interactive Contents Production Service"

4. Press Release dated November 22, 2007, "DNP and Keio Research Institute at SFC Jointly Develop System to Automatically Select Fonts for Digital Contents"

5. Press Release dated November 29, 2007, "DNP and am3 in Capital Alliance, Will Launch Contents Distribution Business from March 2008"

No. 1

November 9, 2007

DAI NIPPON PRINTING CO., LTD.
(Yoshitoshi Kitajima, Chairman of the Board, President and CEO)
(Stock Code Number: 7912, First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Cancellation of Treasury Shares

Tokyo – November 9, 2007 – Dai Nippon Printing Co., Ltd. (the "Company") resolved at a meeting of its Board of Directors held today to cancel its treasury shares pursuant to Article 178 of the Company Law, as follows.

1. Class of shares to be cancelled	Common stock of the Company
2. Aggregate number of shares to be cancelled	20,000,000 shares (2.74% of the total issued and outstanding shares)
3. Aggregate price of shares to be cancelled	¥35.1 billion
4. Date of cancellation, as planned	November 20, 2007

(For Reference)

Total number of issued and outstanding shares after the cancellation	710,480,693 shares

No. 2

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the Half Year Ended September 30, 2007

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of September 30

(millions of yen except per share amount)

	2007	2006
Total assets	¥ 1,610,923	¥ 1,688,774
Total stockholders' equity	1,027,455	1,071,827
Equity ratio	63.8 %	63.5 %
Book value per share (yen)	¥ 1,533.92	¥ 1,520.46

Six months ended September 30

(millions of yen except per share amount)

	2007		2006	
Net sales	¥ 793,886	6.8 %	¥ 743,397	2.3 %
Operating income	40,322	(15.8) %	47,869	(17.5) %
Ordinary income	41,513	(18.7) %	51,074	(12.7) %
Net income	21,839	(14.8) %	25,643	(7.8) %
Earnings per share (yen)				
primary	¥ 32.21		¥ 36.38	
fully diluted	–		–	
Net Cash flows from operating activities	¥ 56,294		¥ 52,860	
Net Cash flows from investing activities	¥ (45,323)		¥ (58,859)	
Net Cash used in financing activities	¥ (58,479)		¥ (16,742)	
Cash and cash equivalents	¥ 124,194		¥ 216,715	

Actual results by business segment for six months ended September 30

(millions of yen)

		2007		2006	
Information Communication					
	Net sales	¥ 329,251	0.8 %	¥ 326,554	2.4 %
	Operating income	20,078	(15.7) %	23,827	(1.3) %
Lifestyle and Industrial Supplies					
	Net sales	¥ 271,520	8.9 %	¥ 249,381	6.0 %
	Operating income	17,117	(8.8) %	18,769	1.0 %
Electronics					
	Net sales	¥ 165,846	20.3 %	¥ 137,875	(2.3) %
	Operating income	7,530	(12.9) %	8,647	(53.8) %
Beverages					
	Net sales	¥ 34,323	0.7 %	¥ 34,075	(4.9) %
	Operating income	120	– %	(186)	– %

Other Data for six months ended September 30

(millions of yen)

	2007	2006
Depreciation expenses	¥ 51,167	¥ 45,612
R&D expenditures	¥ 17,359	¥ 14,500

No. 3

DNP

News Release

November 01, 2007

DNP and metaio Enter in Business Alliance
Commence Interactive Contents Production Service

Dai Nippon Printing Co. Ltd. (DNP) and metaio GmbH(*1) (metaio) of Germany have entered into a business alliance, and from November 1 will commence an interactive contents production service to display live action images photographed via PC linked micro-cameras (web-cameras) and synthesized in a real time format with three dimensional computer graphics (3D CG).



[Objective of the Business Alliance]
We have recently seen the emergence of expectations that Augmented Reality (AR) technology (*2,) which combines CG with live action images and film to express the possible occurrence of events in a more realistic format, could be applied in a variety of uses including promotional materials and publications.
Since 2006, DNP has provided a service which takes computer aided designs (CAD) used in product designs created by manufacturers of products including automobiles, transport equipment, housing and household equipment as well as electrics, and has produced 3D CG for use in promotional materials. Adopting metaio's AR technology compatible contents development software, allows DNP to launch a production service fusing live action images and 3D CG in real time. In addition to the production of contents using CAD data, DNP will also provide a new service producing CG data from the modeling process stage (*3). DNP and metaio will also cooperate on market research and business development for European market in order to promote the expanded use of AR technology.

[Summary of the New Service]
The feature of the metaio system is the use of printed materials known as "markers." The following basic flow serves to illustrate contents usage.

1. Users can take photos with a web-camera or digital camera placing the marker close to a photographic subject taken from the real environment.
2. The PC system performs pattern recognition of the photographed marker, automatically synthesizing pre-registered 3D CG by forming a link with the pattern. As the system performs real time detection of the marker position and dimensions, 3D CG is seamlessly synthesized with the photograph subject or the movements of the web camera.
3. Users can fully enjoy the interactive contents including moving the 3D CG synthesized with the live action images by adjusting the marker.

[Sales Forecasts and Forward Looking Developments]

At present, the markers employ a unique code resembling a two dimensional code, but moving forward DNP aims to apply image recognition technology in order to be able to use photographs and illustrations as markers.

DNP will also provide the new interactive contents production service in a format which facilitates a variety of uses. As our first product initiative we will promote sales of guides, dictionaries, and picture records used at art galleries and museums along with product catalogues which make it possible to browse 3D displays. We also aim to apply the service as a simulation system at housing exhibition spaces, showrooms and event venues.

DNP aims for 3D CG interactive service linked sales of yen 10 billion in the business year ending on March 31, 2011.

*1: Founded in Munich in 2003, Metaio GmbH provides development tools and solutions that make real, high quality, new 3D interactive expressions possible through the use of AR technology. The company has a proven track record in supplying solutions to Europe's major automobile and interior furniture makers. For further information please see the company website at http://www.metaio.com/ .

*2: Augmented Reality:
A technology for augmenting the visual impact of images by combining virtual information such as CG with real environment data such as live action film.

*3: 3D CG modeling:
The computer based production of data, including configurations, related to 3 D CG subjects.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

No. 4

DNP

News Release

November 22, 2007

DNP and Keio Research Institute at SFC Jointly Develop System to Automatically Select Fonts for Digital Contents

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) in conjunction with the Kiyoki Laboratory at Keio University has developed a basic system to analyze the emotional characteristics of digital contents, and automatically select typefaces tailored to match those contents.

[Research Objective]

Multiple fonts, including Mincho, Kyokasho and Gothic are used in combination on printed materials, such as books and magazines, in the main body of the text, and contents. Each font provides the readers with a particular emotional sensation, such as being "bright," "tasteful," "silent," or "powerful." As a result, when editing printed materials it has become essential to select a font which matches the specific implication of the contents, for example – a light font to match a bright, happy set of story contents. When it comes to digital contents, such as digital publishing, however, the displayable fonts are decided based on a number of pre-set conditions decided by the electronic device. As a result, it is difficult to switch to, and display a font suitable for a specific set of circumstances, on a contents-by-contents basis. Together with the Kiyoki Laboratory, DNP has carried out research into system development designing to automatically select fonts suitable for specific contents, including extracting and analyzing the emotional characteristics of that content, such as impressions, contexts and situations. And, together we have jointly developed this new system to act as an application system for a Multimedia database system (a database system used to realize a semantic and emotional analysis along with a search of images, music and text) which includes a multi-dimensional vector space developed by the Kiyoki Laboratory. As a result, it has become possible to configure a venue facilitating more dynamic expression of digital contents.



[Sample screen]
Using a painting by Claude Monet as a sample, the system quantifies the extent to which each font matches the underlying work in relation to 40 adjectives which express emotions, and extracts the most suitable font.

[Research Overview]

The newly developed system compiles a database of emotional and empirical values taken from experts in the field, such as book designers who have an established track record in successfully linking contents and fonts. The system makes use of this database along with several mechanisms to analyze the emotional characteristics of text and images and select fonts suitable for those contents. The system also goes beyond the material itself, to automatically select the optimum font based on "contents," "electronic devices," and "readers" in response to such conditions as the attributes of the electronic device used to display those contents, readers' preferences and vision disorders. Using this system it is also possible to select the optimum font for titles and explanatory notes for captions to match still images contained in the digital contents.

[System Overview]

1. The system selects 13 candidate fonts (*) and displays as numerical values (vector data) for the extent to which these fonts match 40 adjectives used to express emotions.
2. Emotionally-based expressions are extracted from the subject text or still images, and numerical values (vector data) displayed for 40 adjectives in the same way as in 1.
3. The analytical results for the text and contents are checked against 1 and 2, and the font order is obtained to be displayed in priority of those with the highest level of match.
4. Fonts with higher visibility may be given as the higher priority to match specific reader conditions, for example vision-impaired or long-sightedness due to aging. It is also possible to alter the priority to allow for a font the reader particularly enjoys or for well-used fonts.
5. Fonts are displayed in sizes and resolutions suitable for various electronic devices, including mobile phones, PCs and large scale TV monitors.

[Forward Looking Activities]

The basic system was used in "The International Art Festival of Children Living on the Street Calendar 2008," (For further information, please see http://children-smile.com/)
DNP and the Kiyoki Laboratory will conduct a practical use evaluation of the system.
These activities will be introduced at the "Open Research Forum 2007" a research presentation hosted by Keio Research Institute at SFC on November 22 and 23 2007. (For further information please see http://orf.sfc.keio.ac.jp/)

(*) This newly developed system has selected the following 13 fonts from amongst a set of generic, high quality fonts as those with the clearest features, which can be easily read by the visually challenged, or are popular with children.

DFHSMincho Pro-5 W5	DFTegakiKaku Std W4	Hiragino Gyosho Std W4
Hiragino Kaku Gothic	Hiragino Maru Gothic	Iwata SeichouF Pro B

Std W5	Std W6	
Shueitai DPF-B	Shueitai DPF-L	Shueitai DPF-M
MaruminOld	Motoya Sinkai Std W3	Yu Kyokasyo OTF M
Yutuki Midashi Mincho OTF E (Alphabetical order)		

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

No. 5

DNP

News Release

November 29, 2007

DNP and am3 in Capital Alliance,
Will Launch Contents Distribution Business from March 2008

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) will enter into a capital alliance with am3 Inc. (am3) and from March 2008 aims to launch a publishing and image contents distribution business in Japan using Nintendo DS(R) as the terminals.
This alliance will see DNP play a fully-fledged role in "DSvision(TM)," a business developed by am3 under license from Nintendo Co., Ltd., (Nintendo) and designed to market various contents downloads over the internet.

[Background]
DNP has, to date, developed numerous contents based businesses, including electronic publishing for PCs, and mobile phones. The company will launch a business marketing contents elicited from the publishing companies that are among DNP's core clients, using Nintendo DS in Japan as the terminal. More than 20 million Nintendo DS have been sold in Japan and the number is still increasing. In order to promote this enterprise in a smooth and timely manner, in addition to undertaking a third party share allocation from am3 in September, DNP also received shares transferred from existing shareholders, and as a result has acquired 56.3% of outstanding shares in am3 to emerge as the major shareholder.
DNP will make use of such basic technologies as the rights management for Nintendo DS game terminals held by am3, to provide a one-stop service from contents production to management of download sites.


DS
vision

Left: Dedicated micro SD and dedicated adapter for DSvision
Right: USB reader-writer for connecting the dedicated micro SD to a PC

[Overview of DSvision]

- DSvision is a service for downloading contents, including comics, books, and information magazines, as well as animated features, movies and dramas to Nintendo DS and Nintendo DS Lite terminals via the internet. Using a dedicated microSD it is possible to adjust and re-write the contents on a PC.
- When using the service it is necessary to prepare a dedicated microSD along with a dedicated adaptor licensed by Nintendo of the same size as a Nintendo DS card to connect the dedicated microSD with the Nintendo DS, while a USB reader-writer is also necessary in order to connect the dedicated

microSD to the user PC. Users can download the dedicated microSD contents from the contents marketing site, and can browse and use those contents by setting up the Nintendo DS with the dedicated adaptor licensed by Nintendo - with the dedicated microSD inserted.

- The dedicated microSD comes equipped with a digital rights management function, allowing the contents holder to offer the contents with no undue concerns.
- In addition to undertaking contents sales from clients, such as publishing companies, DNP and am3 will also engage in contents production. The companies will also manufacture and market the USB reader-writers used in connecting the dedicated microSD to the user PC, the dedicated adapters and dedicated microSD.
- am3 will create a new contents site and engage in contents marketing and distribution.

[Forward Looking Activities]

am3 aims to launch a contents download service from March 2008. And in collaboration with DNP, am3 also aims to seek out contents holders, and develop a sales route for the dedicated microSD, dedicated adaptor and USB reader-writers. DNP and am3 will initially launch this venture with 300 titles, and in addition to aiming for 10,000 titles by the year ending March 31, 2011, also look for sales of yen 2.0 billion in the first year of business, rising to yen 10.0 billion in the year ending March 31, 2011.

DNP and am3 will also test market the dedicated equipment needed for downloading - dedicated adaptor, dedicated microSD (512MB) and USB reader-writers – in a set priced at yen 3,980.

* Nintendo DS and DSvision are trademarks of Nintendo.
* Nintendo DS is registered in Japan.

Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya Kagacho
Shinjuku-ku, Tokyo 162-8001, Japan

Am 3 Inc.
2-6-31, Kaigan, Minato-ku, Tokyo, Japan

Images for use by the media

It is possible to download various images related to these services from the official DSvision website. Please go to http://www.dsvision.jp

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

END